FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of May, 2006

Commission File Number: 000-51847

Himax Technologies, Inc.
(Exact name of registrant as specified in its charter)

10th Floor, No. 605, Chungshan Road
Hsinhua, Tainan County 712
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “HIMAX REPORTS FIRST QUARTER 2006 RESULTS” dated May 8, 2006.

2

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: May 1, 2006

3

Exhibit 99.1

HIMAX REPORTS FIRST QUARTER 2006 RESULTS

        First quarter 2006 net revenue increased to $174.9 million, 81% year-over-year growth
        First quarter 2006 net income increased to $21.9 million, 117% year-over-year growth; diluted EPS of $0.12 represents 115% year-over-year growth

Tainan, Taiwan, May 9, 2006 - Himax Technologies, Inc. (the Company) (Nasdaq: HIMX) today reported financial results for the first quarter ended March 31, 2006.

Net revenue for the first quarter of 2006 was $174.9 million, an 81% increase as compared to $96.4 million for the first quarter of 2005, and a 1% decrease as compared to $177.3 million in the fourth quarter of 2005. Net income for the first quarter of 2006 was $21.9 million, or $0.12 per diluted share, representing a 117% increase compared to net income of $10.1 million, or $0.06 per diluted share in the first quarter of 2005, and a 29% increase compared to $17.0 million, or $0.09 per diluted share in the fourth quarter of 2005. Share-based compensation was $1.1 million, $1.5 million and $4.1 million in the first quarter of 2006, the first quarter of 2005 and the fourth quarter of 2005, respectively.

Gross margin in the first quarter of 2006 was 21.5%, as compared to 22.2% in the first quarter of 2005, and 21.2% in the fourth quarter of 2005. Operating margin was 13.5% in the first quarter of 2006, as compared to 11.6% in the first quarter of 2005, and 10.8% in the fourth quarter of 2005.

Excluding share-based compensation, gross margin in the first quarter of 2006 was 21.5%, as compared to 22.2% in the first quarter of 2005, and 21.3% in the fourth quarter of 2005, with an operating margin of 14.1%, 13.2%, and 13.1% respectively.

Jordan Wu, President and Chief Executive Officer of Himax, commented, “We are pleased with the first quarter’s results given our continued business momentum and record earnings. Overall display driver revenue continued to grow across large panel applications and small-and-medium-sized applications. In large panel applications, display drivers for TV panels delivered strong growth, offsetting seasonally weak demand in the monitor segment. In small-and medium-sized based applications, shipments of display drivers for both mobile and consumer electronics applications increased from the previous quarter, but we experienced significant ASP erosion, primarily due to the product mix changing towards the lower price, lower resolution segment, including LTPS display drivers.”

Max Chan, Chief Financial Officer of Himax, said, “Our operating income for the first quarter increased 111% to $23.6 million from $11.2 million for the same period a year ago and increased 23% compared to $19.1 million in the fourth quarter 2005. The company was operating cash flow positive in the first quarter. We are also now debt-free, having raised approximately $147 million in our IPO on March 31, after deducting underwriting discounts and commissions and estimated offering expenses. We will continue to execute our growth plan while working to increase shareholder value.”

Looking forward, Mr. Wu added, “We expect the business environment in the second quarter of 2006 to be similar to that of the first quarter of 2006 as large panel display driver shipments will be impacted by the increased inventory levels of large panel manufacturers. While PC-related demand should improve sequentially, revenues from display drivers for TVs are expected to decline. Revenues from third-party customers are expected to grow as a result of fab production ramp-up’s and increased sourcing from Himax, offsetting an inventory-related decline in revenues from related parties. We forecast unit shipments of small and medium-sized display drivers will increase while average selling prices will continue to decline. Specifically, we expect net revenue in the second quarter of 2006 will be in the range of low single digit growth to a low single digit decline sequentially, which will result in a more than 50% year-on-year growth. We expect diluted GAAP earnings per ADS to be in the range of $0.10 to $0.11, which reflects approximately $1 million of share-based compensation, and is based on approximately 197.5 million diluted weighted-average outstanding shares used in the calculation. Based on typical seasonal patterns in the panel industry and indications from our customers, we expect shipments and revenues to increase significantly in the second half of 2006. We also expect to continue to increase our share of the large panel and small and medium-sized display driver markets.”

Investor Conference Call / Webcast Details
The Company’s management will review detailed first quarter 2006 results on Monday, May 8, 2006 at 7:00 PM EST (7:00 AM, May 9, Taiwan time). The conference call-in number is 201-689-8562. A live webcast of the conference call will be available at the Company’s website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing 201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 200644.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

– Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income

(These interim financials do not fully comply with US GAAP because they omit the statement of cash flows and all interim disclosure required by US GAAP.)
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended Mar 31,		Three Months Ended Dec 31, 2005

	2006	2005

Revenues
Revenues from third parties, net	$65,427	$30,251	$78,696
Revenues from related parties, net	109,432	66,166	98,638

	174,859	96,417	177,334

Costs and expenses:
Cost of revenues	137,298	75,027	139,664
Research and development	10,902	8,191	13,957
General and administrative	2,058	1,187	2,556
Sales and marketing	1,007	818	2,018

Total costs and expenses	151,265	85,223	158,195

Operating income	23,594	11,194	19,139

Non operating income (loss):
Interest income	205	2	323
Other than temporary impairment loss on investments
in non-marketable securities	---	---	(129)
Foreign exchange gains (losses), net	(232)	(192)	135
Interest expense	(284)	(7)	(114)
Other income (loss), net	55	44	(92)

	(256)	(153)	123

Income before income taxes and minority interest	23,338	11,041	19,262
Income tax expense	1,491	961	2,313

Income before minority interest	21,847	10,080	16,949
Minority interest, net of tax	92	53	31

Net income	$21,939	$10,133	$16,980

Basic earnings per ordinary share and ADS	$0.12	$0.06	$0.10

Diluted earnings per ordinary share and ADS	$0.12	$0.06	$0.09

Basic Weighted Average Outstanding Shares	177,395	175,660	176,854
Diluted Weighted Average Outstanding Shares	181,091	180,124	180,707

Himax Technologies, Inc.
Supplemental Financial Information (Unaudited)
(Figures in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:	Three Months Ended Mar 31,		Three Months Ended Dec 31, 2005

	2006	2005

Share-based compensation
Cost of revenues	$24	$37	$89
Research and development	864	1,117	3,033
General and administrative	105	164	380
Sales and marketing	145	205	628

Total	$1,138	$1,523	$4,130

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of US dollars)

	Mar 31, 2006	Dec 31, 2005

Assets
Current assets:
Cash and cash equivalents	$31,247	$7,086
Marketable securities available-for-sale	3,150	3,989
Restricted cash equivalents and marketable
securities	14,558	14,053
Accounts receivable, less allowance for sales
returns and discounts	73,178	80,158
Accounts receivable from related parties	71,540	69,688
Inventories	99,539	105,004
Deferred income taxes	9,645	8,965
Prepaid expenses and other current assets	10,328	11,113

Total current assets	$313,185	$300,056

Property and equipment, net	$25,943	$24,426
Deferred income taxes	145	151
Intangible assets, net	74	81
Investments in non-marketable securities	1,813	1,813
Refundable deposits	488	712

	28,463	27,183

Total assets	$341,648	$327,239

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	$38,577	$27,274
Current portion of long-term debt	-	89
Accounts payable	85,489	105,801
Income tax payable	15,915	13,625
Other accrued expenses and other current
liabilities	12,167	13,995

Total current liabilities	$152,148	$160,784

Minority interest	$609	$624

Stockholders’ equity:
Ordinary share, US$0.0001 par value,
500,000,000 shares authorized	18	18
Additional paid-in capital	99,570	98,450
Accumulated other comprehensive income	37	36
Unappropriated earnings	89,266	67,327

Total stockholders’ equity	$188,891	$165,831

Total liabilities and stockholders’ equity	$341,648	$327,239